Pioneer Small Company Fund
4/30/99 NSAR
Responses to Item 77D

Sub-Item 77D:  Policies with respect to security investments (Y)

(a) None.

(b) None.

(c) None.

(d) None.

(e) Effective March 1, 1999, the registrant may invest in securities of other investment companies to the extent permitted by Section 12(d)(1)(A) under the Investment Company Act of 1940.

(f) None.

(g) Effective March 1, 1999, the registrant may invest up to 5% of its total assets in below investment grade convertible debt securities (e.g., those rated below BBB by Standard & Poor's Ratings Group, Baa by Moody's Investors Service, Inc. or determined to be of comparable quality by the registrant's investment adviser).